For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
1-866-GIVEN-IR
flazar@lazarpartners.com/
dcarey@lazarpartners.com

New Studies Suggest PillCam® SB Has Positive Impact on Healthcare Outcomes & Costs
in Patients with Occult GI Bleeding

- Colonoscopies Reduced by 69% and Change in Clinical Management for One out of Three Patients -

- Studies presented at American College of Gastroenterology Meeting in San Diego -

SAN DIEGO, October 26, 2009 -- Given Imaging Ltd. (NASDAQ: GIVN) today announced that new data presented at the American College of Gastroenterology (ACG) 2009 Conference show that by visualizing the small bowel with the PillCam® SB video capsule, physicians can detect the cause of occult gastrointestinal bleeding (OGIB) and adapt how they manage and treat these patients.  A separate study demonstrated that use of capsule endoscopy reduced the need for follow-up procedures, such as endoscopies as well as other procedures, thereby improving patient outcomes and reducing costs to the healthcare system.  Given Imaging is exhibiting at booth #1803 at the conference, which is taking place in San Diego from October 23-28.

PillCam SB Improves Patient Outcomes and May Reduce Healthcare Costs

Results of the second study, a one-year follow-up study (#P1097), led by Dr Robert Bulat, with Dr Scott Pollack (first author) and Dr Geoffrey Kitzman, Department of Gastroenterology, Tulane University, demonstrated that use of capsule endoscopy reduced the need for follow-up procedures such as endoscopies as well as other procedures.

“While multiple studies have confirmed capsule endoscopy’s value in definitively diagnosing patients with obscure GI bleeding, few clinical studies have assessed the impact of capsule endoscopy on patient outcomes,” said Dr. Robert Bulat.  "The results of our study show that in non-AVM/angioectasia patients, small bowel capsule endoscopy is associated with a reduction in blood transfusions, procedures and clinic visits, which is likely to have had a significant impact on reduction in healthcare costs and hopefully, improved quality of life."

Data were collected on all patients who underwent capsule endoscopy at Tulane University Hospital and Clinic from April 2003, through August 2005.  Multiple diagnoses were discovered and many patients had more than one diagnosis. Forty-seven (47) patients suffering from obscure GI bleeding (OGIB) underwent capsule endoscopy and met the one-year follow-up criteria; 27 patients had other diagnoses.  Researchers documented the number of office visits, units of Packed Red Blood Cell (PRBC) transfusions, as well as EGDs and colonoscopies for one year before and after the capsule endoscopy procedure. Findings included:

For OGIB patients
•	69% reduction in the number of colonoscopies
•	42% reduction in the number of EGDs performed
•	24% reduction in the number of office visits
•	20% reduction in the units of PRBC transfused

For patients with other diagnoses
•	55% reduction in colonoscopies performed
•	50% reduction in units of PRBCs transfused
•	44% reduction in EGDs
•	35% reduction in office visits

Twenty patients were discovered to have arteriovenous malformations (AVMs). AVM patients had an 8% reduction in office visits, 40% reduction in EGDs and 82% reduction in colonoscopies, but reported a 48% increase in units of PRBCs transfused. Study authors indicate that PRBC increase is likely explained by the difficulty in treating AVMs and their association with recurrent bleeding. This group demonstrated strong reductions in number of endoscopies, which the authors noted may predict decreased health care costs.

Retrospective Study Looks at Treatment Changes (#P949)

The first, a single-center retrospective study (#P949) led by Laurel Fisher, M.D., Division of Gastroenterology, University of Michigan, Ann Arbor, showed that use of capsule endoscopy led to a change in clinical management in nearly one-third of all patients and 45 percent of obscure GI bleeding patients.

“GI bleeding is a severe condition, so it’s crucial that we locate the source of the hemorrhage and treat the patient as quickly and effectively as possible,” Dr. Fisher. "This study demonstrates that capsule endoscopy allows us to make actionable diagnoses from the findings in a high percentage of patients."

This retrospective study reviewed the cases of 731 adult patients who underwent capsule endoscopy at the University of Michigan from January 2007 through December 2008 and excluded 59 patients due to poor preparation, gastric retention or lack of follow up. Researchers categorized capsule endoscopy findings as being significant, insignificant or questionably significant.  Change in clinical management, either medical or procedural, was determined by a review of each medical record.

•	Overall 69% (464/672) of the patients had positive findings while 33% (224/672) of the patients had significant capsule endoscopy findings.
•	A change in clinical management due to capsule endoscopy was reported in 31% (209/672) patients.
•	Patients with obscure GI bleeding had a change in clinical management in 45.1% (83/184) cases as a result of capsule endoscopy findings.

•
Of the patients included in the retrospective study, 30.2% (203) had known or suspected Crohn’s disease, 34.5% (231) had Iron Deficiency Anemia (IDA), 29.9% (200) suffered from abdominal pain and 28.9% (148) of patients had obscure GI bleeding.

About Occult GI Bleeding
Occult gastrointestinal bleeding (OGIB) occurs when blood is lost from the digestive tract without visible, or overt, signs of bleeding.1 The condition is usually discovered only with positive results for a fecal occult blood test or through detection of iron deficiency anemia, and there are many potential causes. In approximately half of patients with OGIB, the source of bleeding is unexplained.2

About IDA
Iron deficiency anemia (IDA) is a common type of anemia in which the patient lacks adequate healthy red blood cells.3 Lack of iron in the blood affects the body’s ability to carry oxygen and results in patients feeling tired, weak, irritable and lightheaded.  The causes of IDA vary but can include loss of blood, pregnancy, inadequate diet, the inability to absorb iron from food and internal bleeding due to a bleeding ulcer, a colon polyp or colon cancer.4

About Crohn’s Disease
Crohn’s disease is a chronic condition that causes inflammation in the lining of the small intestine wall. It usually occurs in the lower part of the small intestine called the ileum, but can affect any part of the digestive tract. Symptoms can include diarrhea, abdominal pain, weight loss and rectal bleeding. Roughly 50 percent of all cases of Crohn’s disease are diagnosed in the last part of the small intestine (the terminal ileum) and cecum. This area is also known as the ileocecal region. Other cases of Crohn’s may affect one or more of the following: the colon only, the small bowel only (duodenum, jejunum and/or ileum), the stomach or esophagus.5 Roughly 500,000 Americans suffer from Crohn’s disease, and about 20 percent have a direct relative with some form of inflammatory bowel disease (IBD).6  It affects men and women equally. The cause is unknown, but the most popular theory is that the immune system is reacting to a virus or bacterium that causes inflammation.7  An upper GI endoscopy, upper GI radiography series and colonoscopy are often used to test for inflammation and intestinal abnormalities. Depending on the severity, treatment options include nutritional supplements, drugs and surgery.  There is currently no cure for the disease.5

Laurel Fisher, M.D., was a co-author of study P949 and is a consultant to Given Imaging.

About PillCam SB
The PillCam SB video capsule measures 11 mm x 26 mm and weighs less than four grams. Now in its second generation, PillCam SB 2 contains an imaging device and light source and transmits images at a rate of two images per second generating more than 50,000 pictures during the course of the procedure. Initially cleared by the U.S. Food and Drug Administration in 2001, PillCam SB is clinically validated by more than 1,100 peer-reviewed studies. It is the most accurate, patient-friendly tool for visualization of the small bowel and is used by physicians to evaluate patients with a variety of diseases of the small bowel.

1 http://www3.utsouthwestern.edu/endocrine/Rockey.htm
2 http://www.aafp.org/afp/20040215/875.html
3 http://www.mayoclinic.com/health/iron-deficiency-anemia/DS00323
4 http://www.nhlbi.nih.gov/health/dci/Diseases/ida/ida_causes.html
5 qurlyjoe.bu.edu/cduchome.html Inflammatory Bowel Disease Frequently Asked Questions
6 Crohn’s and Colitis Foundation of America (ccfa.org)
7 National Institute of Diabetes and Digestive and Kidney Diseases (niddk.nih.gov)

About Given Imaging Ltd.
Since 2001 Given Imaging has advanced gastrointestinal diagnosis by developing innovative, patient-friendly tools based on its PillCam(R) Platform. PillCam capsule endoscopy provides physicians with natural images of the small intestine via PillCam SB, the esophagus through PillCam ESO and the colon with PillCam COLON [not cleared for use in the USA]. The PillCam capsules are miniature video cameras that patients ingest. Given Imaging's other capsule products include Agile(TM) patency capsule, to verify intestinal patency, and Bravo(R), the only wireless, catheter-free, 48-hour pH test commercially available for pH testing to assess gastroesophageal reflux disease (GERD). Given Imaging's products use cutting-edge, wireless technology and advanced software to enable gastroenterologists to better diagnose diseases of the esophagus, small bowel and colon and more accurately treat patients.  All Given Imaging products allow patients to maintain normal activities. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia and Singapore. For more information, please visit http://www.givenimaging.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (3) our success in implementing our sales, marketing and manufacturing plans, (4) protection and validity of patents and other intellectual property rights, (5) the impact of currency exchange rates, (6) the effect of competition by other companies, (7) the outcome of significant litigation, (8) our ability to obtain reimbursement for our product from government and commercial payors, (9) quarterly variations in operating results, (10) the possibility of armed conflict or civil or military unrest in Israel, (11) the impact of global economic conditions, and (12) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2008. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

# # #